UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☑ Form C/A: Amendment to Offering Statement

    ☑ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer
CLIPr Co.

Legal status of issuer

       Form
       C Corporation

       Jurisdiction of Incorporation/Organization
       Delaware

       Date of organization
       July 13, 2020

Physical address of issuer
13355 NE 122nd Way Kirkland, WA 98034

Website of issuer
https://www.clipr.ai/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 2.5% of the number of securities sold.

Type of security offered
SAFE

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:

☑ Yes

☐ No

Oversubscriptions will be allocated:

☐ Pro-rata basis

☑ First-come, first-served basis

☐ Other:

Maximum offering amount (if different from target offering amount)
$4,000,000

Deadline to reach the target offering amount
November 11, 2022

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
8

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$1,885,311	$1,281,146
Cash & Cash Equivalents	$1,844,619	$1,274,528
Accounts Receivable	$267	$0
Short-term Debt	$2,178,395	$142,856
Long-term Debt	$4,587,013	$1,737,986
Revenues/Sales	$9,030	$1,050
Cost of Goods Sold	$3,459	$0
Taxes Paid	$0	$0
Net Income (Loss)	$(-4,280,655)	$(-660,611)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C/A)
09/28/2022

CLIPr Co.



Up to $4,000,000 of SAFEs

This Form C Amendment is being filed for the purpose of amending the end date of the combined offerings to a date in the future specified below. All investors that have made investments prior to the filing of this notice will be required to reconfirm their investments within 5 business days.

CLIPr Co., "CLIPr" (the "Company", "we", "us", or "our"), is offering up to $4,000,000 worth of SAFEs of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by November 11, 2022, (the "Grace Period Date"). The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $1,500,000 under the Combined Offerings (the "Closing Amount") by the Grace Period Date, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by October 28, 2022 (the "Campaign End Date") will be permitted to increase their subscription amount at any time on or before the Grace Period Date upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after the Campaign End Date. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $4,000,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to the Grace Period Date, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30, 2022.

Once posted, the annual report may be found on the Company's website at https://www.clipr.ai/.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.seedinvest.com/clipr/series.seed

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters, and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient of this Form C should conduct independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

CLIPr Co. ("the Company") is a Delaware C Corporation, incorporated on July 13, 2020.

The Company is located at 13355 NE 122nd Way Kirkland, WA 98034.

The Company's website is https://www.clipr.ai/

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/clipr/series.seed") and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	$4,000,000
Purchase price per Security	Determined in conjunction with a broker-dealer: Not Applicable.
Minimum investment amount per investor	$1,000
Offering deadline	November 11, 2022
Use of proceeds	See the description of the use of proceeds on page 10 and 11 hereof.
Voting Rights	See the description of the voting rights on page 12 hereof.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage

companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The balance sheet lending market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, re-initiate payroll, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Humphrey Chen, Aaron Sloman, Christine Eckhaus, Durk Stelter and Mack Reed. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of the Company's key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The Company projects aggressive growth in 2023. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company's existing investors have not waived their pre-emptive rights and currently plan on exercising those rights. The pre-emptive right entitles those investors to participate in this securities issuance on a pro rata basis. If those investors choose to exercise their pre-emptive right, it could dilute shareholders in this round. This dilution could reduce the economic value of the investment, the relative ownership resulting from the investment, or both.

In 2021 and 2020, a related party, which is partly owned by one of the Company's members, provided contract labor to the company. During the years ended December 31, 2021 and 2020 the company incurred $1,232,830 and $182,903 to the entity, respectively, which is included in sales, research and development and general administrative expenses in the statements of income and comprehensive income.

The Company has not filed a Form D for its Convertible Note offerings from December 10, 2020 and May 7, 2021. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the

offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The Company has outstanding liabilities. The Company owes $6,325,001 in remaining convertible notes related to previous offerings. The convertible notes are convertible into common shares at a conversion price. The conversion price is defined as the price that is the lower of (a) 80% of the per share price paid by the cash purchasers of the Qualified Financing Securities or (b) the Conversion Cap. "Conversion Cap" means a per share price equal to the quotient of $7,500,000 divided by the Fully Diluted Capitalization of the Company immediately prior to the Qualified Financing.

The company's definition of company capitalization does not include stock grants, Safes, unissued options, or Notes. These securities have the potential to convert into equity, which may subject investors to material dilution of their overall ownership as a result of additional shares being added to the company's capitalization. Such dilution may reduce the Investor's control, economic interest and respective percentage ownership of the Company's outstanding stock.

The company's definition of liquidity capitalization does not include stock grants, Safes, unissued options, or Notes. These securities have the potential to convert into equity, which may subject investors to material dilution of their overall ownership as a result of additional shares being added to the company's capitalization. Such dilution may reduce the Investor's control, economic interest and respective percentage ownership of the Company's outstanding stock.

The company has a limited operating history upon which you can evaluate its performance, and has not yet generated profits. Accordingly, the company's prospects must be considered in light of the risks that any new company encounters. CLIPr Co. was incorporated under the laws of the State of Delaware on July 13, 2020, and it has not yet generated sustained profits. The likelihood of its creating a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the growth of a business, its operation in a competitive industry, and the continued development of its technology and products. The company anticipates that its operating expenses will increase for the near future, and there is no assurance that it will be profitable in the near future. You should consider the business, operations, and prospects in light of the risks, expenses, and challenges faced as an emerging growth company.

The total amount raised may include investments made outside of the SeedInvest platform via Regulation D, some of which are counting towards escrow. Approximately $300,000 has been raised prior to the launch of the SeedInvest campaign. The earliest investment counted towards the escrow target was made on April 29, 2022. There is no guarantee that the Company has this cash available for operations as of the date of launch. See balance sheet for current cash balance.

Risks Related to the Securities

You are investing in a SAFE, not a convertible note. A SAFE is a convertible security that is not debt, while a convertible note is debt. A convertible note includes an interest rate and maturity date, at which time a noteholder would be able to demand repayment. A SAFE does not have these features. In addition, your investment in a SAFE will be subordinate to true unsecured debt. Both SAFEs and convertible notes convert into equity in a future priced equity round, but there is a chance they will never convert to equity. For SAFE's in particular, again, there is no interest and no maturity, and repayment is not required.

You may be subject to a different discount from other investors in this Offering. The Company has an evaluated base valuation cap of 0%. However, investors that invest earlier in the Offering may be rewarded with a lower discount. Investors that have their subscription received no later than August 2, 2022 will be issued SAFEs with a discount of 20%. Investors that have their subscription received after August 2, 2022 but no later than August 31, 2022 will be issued SAFEs with a discount of 10%. Investors that have their subscription received after August 31, 2022 will be issued SAFEs with the base discount of 0%. Investors that invest earlier in the Offering are rewarded with a higher discount, and their notes may therefore convert at a lower price. Investments made through the SeedInvest Auto Invest program will always receive SAFEs with a discount of 20%, regardless of the date the subscription was received. Other than the differences in the discount described herein, there are no other differences between these SAFEs.

The SAFE will not be freely tradable until one year from the initial purchase date. Although the SAFE may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now, and likely will not be, a public market for the SAFE. Because the SAFEs have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the SAFEs have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be affected. Limitations on the transfer of the SAFE may also adversely affect the price that you might be able to obtain for the SAFE in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes, and not with a view to resale or distribute thereof.

We are selling SAFE that will convert into shares or result in payment in limited circumstances. These SAFE notes only convert or result in payment in limited circumstances. If the SAFE reach their maturity date, investors (by a decision of the SAFE holders holding a majority of the principal amount of the outstanding SAFE) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the SAFE into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus accrued unpaid interest or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet-to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $25,000,000 valuation cap or the corresponding discounted valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $25,000,000 valuation cap or the corresponding discounted valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $25,000,000 base valuation cap, so you should not view the valuation cap as being an indication of the Company's value.

We have not assessed the tax implications of using the SAFE. The SAFE is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the SAFE can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisors.

You may have limited rights. The Company may not have yet authorized preferred stock, and there is no way to know what voting rights those securities will have in the future. In addition, as an investor in the Regulation CF offering, you will be considered a Non-Major Investor (as defined below), if applicable, under the terms of the SAFE notes offered, and therefore, you may have more limited information rights.

You may be subject to a different discount from other investors in this Offering. The Company has an evaluated base valuation cap of 0%. However, investors that invest earlier in the Offering may be rewarded with a lower discount. Investors that have their subscription received no later than August 2, 2022 will be issued SAFEs with a discount of 20%. Investors that have their subscription received after August 2, 2022 but no later than August 31, 2022 will be issued SAFEs with a discount of 10%. Investors that have their subscription received after August 31, 2022 will be issued SAFEs with the base discount of 0%. Investors that invest earlier in the Offering are rewarded with a higher discount, and their notes may therefore convert at a lower price. Investments made through the SeedInvest Auto Invest program will always receive SAFEs with a discount of 20%, regardless of the date the subscription was received. Other than the differences in the discount described herein, there are no other differences between these SAFEs.

BUSINESS

Description of the Business

CLIPr is a video analysis and management (VAM) platform using AI and machine learning to help users quickly identify key moments within video content, enabling them to organize, search, interact and share with ease and efficiency. CLIPr's machine learning algorithms analyze audio and visual cues, indexing uploaded video content into topics which users select to create recaps of only the valuable video moments that matter to them.

Business Plan

CLIPr uses machine learning to index every second of a video to make video fully searchable and we generate an automated table of contents. If just 5% of that video matters to you, we want you to get to it as efficiently as possible and we provide the tools to find the other 5% that you didn't know you needed to know.

CLIPr's freemium all-hands program lets all companies index 4 hours a month for free on any video platform Zoom, Microsoft Teams, Cisco Webex, Google, BlueJeans etc. Once employees see their own relevant content indexed by CLIPr, the light bulb goes off and they begin to use it in their every day meetings. CLIPr also serves publishers and event platforms. Think of CLIPr's video player as Video 3.0. We've transformed how people will engage with their video to find the moments that matter the most.

Litigation
None.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 8.17% of the proceeds, or $122,500, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.00% of the proceeds, or $160,000, towards offering expenses.

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Research & Development	20%	20%	30%
Sales & Marketing	70%	70%	60%
General & Administrative	10%	10%	10%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupations and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Humphrey Chen	CEO & Co-Founder	CLIPr CEO (2 years) - Build team, raise capital, identify early customers, recruit advisors, scale business. VidMob Chief Product Officer (6 mos) - Identified vision for their Creative Performance platform. Amazon Web Services - Head of Key Initiatives for Computer Vision. Launch Amazon Textract for document understanding and identify key initiatives to drive revenue.
Cindy Chin	Co-Founder	CLIPr COO (2 years) - Oversaw administrative operations involving legal, intellectual property, investors, finance and program administrator for

		completing SOC-2 Type 1 security audit. CLC Advisors CEO - Independent Consultant.
Aaron Sloman	CTO & Co-Founder	CLIPr CTO (2 years) - Responsible for CLIPr product vision, execution & technology platform. Manages Engineering, Data Science & Product Management Teams. Author of CLIPr's 6 patents. Before CLIPr two successful exits one being a software company, the other a SAAS company. Has also worked as an strategic advisor/architect for Cloud based Media services serving companies supporting major Hollywood Studios.
Christine Eckhaus	Chief People, Talent and Business Officer	CLIPr Chief Talent & People Officer (2 years) - Responsible for People operations overseeing CLIPr's AutoTrainer (Human-in-the-Loop) for QA & QC and training of machine learning models. Provides CEO and CRO with business, investor and partnership support as needed for strategic initiatives. Managing Partner Own the arena consulting for Executive and Technical recruiting.
Durk Stelter	Chief Revenue Officer	CLIPr CRO (10 months) - Close, develop, deliver and then scale sales pipeline across Publishing and Events using number of hours enriched and audience served, and in Enterprise based on number of employees served on a per seat licensing model basis via Direct Sales and Self-Serve. Linc Global (1 yr 9 mo) CRO - Develop and grow sales pipeline for AI powered customer service bots.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	Anti - Dilution Rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	7,940,746	Yes	No	N/A	83.086%	None
Convertible Notes	$6,325,000	No	No	This security may dilute upon conversion	0%	None
2020 Equity Incentive Plan	790,500	Yes	No	N/A	8.271%	None
2020 Equity Incentive Plan	826,000	Yes	No	N/A	8.643%	None

The Company has current, outstanding debt agreements or long-term liabilities consisting of balances of convertible notes. The Company has short-term liabilities consisting of balances of accounts payable, credit cards, and factoring liabilities.

Ownership

A majority of the Company is owned by Humphrey Chen, Cindy Chin, and Aaron Sloman.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership

| Humphrey Chen | 3,656,250 shares of Common Stock | 38.256% |
| Aaron Sloman | 2,250,000 shares of Common Stock | 23.542% |

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

CLIPr Co. was incorporated on July 13, 2020 in the State of Delaware. The company's headquarters are located in Kirkland, Washington. CLIPr is a video analysis and management (VAM) platform using AI and machine learning to help users quickly identify key moments within video content, enabling them to organize, search, interact and share with ease and efficiency. CLIPr's machine learning algorithms analyze audio and video cues, indexing uploaded video content into topics which users select to create recaps of only the valuable video moments that matter to them.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $330,719 in cash on hand as of June 30, 2022 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing. The SAFEs are being offered with a valuation cap of $30,000,000.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, Liquidation Value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for

the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks, or trade names, may be very valuable but may not be represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, and the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. For example, liquidation value and book value may produce a lower valuation than the earnings approach, which may be based on assumptions about the future.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes and may cause the value of the Company to decrease.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Pre-Seed	Dec 10, 2020	Regulation D	Convertible Note	$1,700,000	Funding continuing operations
Seed	May 7, 2021	Regulation D	Convertible Note	$4,525,000	Funding continuing operations

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the SAFEs.

The SAFEs sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing for the company's Series A offering).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the SAFEs sold in this Offering will convert will be:

- At a discount of 20% investors that have their subscription received no later than August 2, 2022. Investors that have their subscription received after August 2, 2022 but no later than August 31, 2022 will be issued SAFEs with a discount of 10%. Investors that have their subscription received after August 31, 2022 will be issued SAFEs with the base discount of 0%. The price in the qualified equity financing, subject to a $30,000,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of the outstanding principal of the SAFE plus accrued unpaid interest, or the amount of stock the SAFE would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $30,000,000 valuation cap.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $1,500,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200.

The SAFEs in the Regulation D offering convert under similar terms to the SAFE in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the SAFE. All other investors will be considered "non-Major Investors." In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

Dilution
Even once the SAFE converts into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms

The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The company has engaged in the following related person transactions: In 2021 and 2020, a related party, which is partly owned by one of the Company's members, provided contract labor to the Company. During the years ended December 31, 2021 and 2020 the Company incurred $1,232,830 and $182,903 to the entity, respectively, which is including in sales, research and development and general administrative expenses in the statements of income and comprehensive income.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure

None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your SAFE. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,200 or 5% of the greater of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the greater of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?

For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?

You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an

annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Humphrey Chen
_____
(Signature)

Humphrey Chen
_____
(Name)

Co-Founder & CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Humphrey Chen
_____
(Signature)

Humphrey Chen
_____
(Name)

Co-Founder & CEO
_____
(Title)

09/28/2022
_____
(Date)

/s/ Aaron Sloman
_____
(Signature)

Aaron Sloman
_____
(Name)

Co-Founder & CTO
_____
(Title)

09/28/2022
_____
(Date)

/s/ Cindy Chin
_____
(Signature)

Cindy Chin
_____
(Name)

Co-Founder
_____
(Title)

09/28/2022
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

CLIPr Co.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
CLIPr Co.
Kirkland, Washington

Opinion

We have audited the financial statements of CLIPr Co. (the "Company,"), which comprise the balance sheet as of December 31, 2021 and 2020 and the related statements of operations, changes in stockholders' equity, and cash flows for the period from Inception (July 13, 2020) to December 31, 2021, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020 and the results of its operations and its cash flows for the period from Inception (July 13, 2020) to December 31, 2021 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2021.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

February 21, 2022
Los Angeles, California

CLIPr Co.
BALANCE SHEET

As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	1,844,352	$	1,274,528
Accounts Receivable		267		-
Total current assets		**1,844,619**		**1,274,528**
Other assets		34,074		6,618
Property and equipment, net		6,618		-
Total assets	$	**1,885,311**	$	**1,281,146**
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Accounts payable	$	216,170	$	129,072
Credit Card		18,712		-
Accrued revenue		382		-
Current portion of long-term debt		1,737,988		-
Other current liabilities		205,143		13,784
Total current liabilities		**2,178,395**		**142,856**
Long-term debt, net		4,587,013		1,737,986
Total liabilities	$	**6,765,408**	$	**1,880,842**
STOCKHOLDERS' EQUITY				
Common stock		942		900
Additional Paid in Capital (APIC)		227		15
Retained earnings/(Accumulated Deficit)		(4,881,266)		(600,611)
Total stockholders' equity		**(4,880,097)**		**(599,696)**
Total liabilities and members' equity	$	**1,885,311**	$	**1,281,146**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
Net revenue	$	9,030	$	1,050
Cost of goods sold		3,459		-
Gross profit		5,571		1,050
Operating expenses				
General and administrative		1,030,575		397,364
Research and development		2,433,034		184,205
Sales and marketing		650,670		6,308
Total operating expenses		4,114,279		587,877
Operating income/(loss)		(4,108,708)		(586,827)
Interest expense		191,360		13,784
Interest income		19,413		-
Other Loss/(Income)		-		-
Income/(Loss) before provision for income taxes		(4,280,655)		(600,611)
Provision/(Benefit) for income taxes		-		-
Net income/(Net Loss)	$	(4,280,655)	$	(600,611)

See accompanying notes to financial statements.

CLIPR Co.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For Fiscal Year Ended December 31, 2021

(USD $ in Dollars, except per share data)	Common Stock		Additional Paid-In Capital	Accumulated deficit	Total Stockholders' Equity
	Shares	Amount			
Inception date (July 13, 2020)	9,000,000	$ 900	$ -	$ -	$ 900
Share based compensation	-	-	15	-	15
Net income/(loss)	-	-	-	(600,611)	(600,611)
Balance—December 31, 2020	$ 9,000,000	$ 900	$ 15	$ (600,611)	$ (599,696)
Issuance of shares	423,168	42	168	-	210
Share based compensation	-	-	44	-	44
Net income/(loss)	-	-	-	(4,280,655)	(4,280,655)
Balance—December 31, 2021	$ 9,423,168	$ 942	$ 227	$ (4,881,266)	$ (4,880,097)

See accompanying notes to financial statements.

As of December 31, (USD $ in Dollars)	2021	2020
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ (4,280,655)	$ (600,611)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation and amortization	833	6,735
Share based compensation expense	44	14
Changes in operating assets and liabilities:		
Accounts receivable	(267)	-
Accounts payable and accrued expenses	87,098	129,072
Accrued revenue	382	-
Credit cards	18,712	-
Other assets	(27,456)	(6,616)
Other current liabilities	191,359	13,784
Net cash provided/(used) by operating activities	**(4,009,950)**	**(457,622)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of property and equipment	(7,451)	(5,836)
Net cash used in investing activities	**(7,451)**	**(5,836)**
CASH FLOW FROM FINANCING ACTIVITIES		
Capital Contributions	210	-
Proceeds from Line of credit, net	4,587,015	1,737,986
Net cash provided/(used) by financing activities	**4,587,225**	**1,737,986**
Change in cash	569,824	1,274,528
Cash—beginning of year	1,274,528	-
Cash—end of year	**$ 1,844,352**	**$ 1,274,528**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ 191,360	$ 13,784
Cash paid during the year for income taxes	$ -	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$ -	$ -
Conversion of debt into equity	$ -	$ -

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

CLIPr Co. was incorporated on July 13, 2020 ("Inception") in the State of Delaware. The financial statements of CLIPr Co. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Kirkland, Washington.

CLIPr is a video analysis and management (VAM) platform using AI and machine learning to help users quickly identify key moments within video content, enabling them to organize, search, interact and share with ease and efficiency. CLIPr's machine learning algorithms analyze audio and visual cues, indexing uploaded video content into topics which users select to create recaps of only the valuable video moments that matter to them.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2021. These financial instruments include cash, accounts payable, and accrued liabilities. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021 and December 31, 2020 the Company's cash and cash equivalents exceeded FDIC insured limits.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Fixed Asset Category	Estimated Useful Life
Office computers	5 years
Control computers	3 years
Table top machines	5 years
3D printers	3 years
Factory machines	5 years
Office equipment	4 years
Furniture	5 years
Vehicle	7 years

Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Revenue Recognition

The Company follows the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606.

Revenue recognition, according to Topic 606, is determined using the following steps:

Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

Identification of performance obligations in the contract: Performance obligations consist of a promise in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of services of video analysis and management (VAM) provided by platform using AI and machine learning to help users quickly identify key moments within video content, enabling them to organize, search, interact and share with ease and efficiency.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Income Taxes

The Company is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through February 21, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other assets comprise primarily prepaid expenses and security deposits, accounts payable comprise primary trade payables, credit card liabilities refer to short-term liabilities towards bank due to the credit card usage while other current liabilities comprise primarily loan interest.

4. PROPERTY AND EQUIPMENT

As of December 31, 2021 and December 31, 2020, property and equipment consists of:

As of Year Ended December 31,	2021	2020
Office computers	$ 14,186	$ 6,735
Property and Equipment, at Cost	14,186	6,735
Accumulated depreciation	(7,569)	(6,735)
Property and Equipment, Net	**$ 6,618**	**$ -**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2021 and 2020 was in the amount of $833 and $6,375 respectively.

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common stock

The Company is authorized to issue 11,000,000 shares designated as $0.0001 par value common stock. As of December 31, 2021 and December 31,2020 9,423,168 and 9,000,000 common shares have been issued and are outstanding, respectively.

Sharebased compensation

During 2020, the Company authorized the Stock Compensation Plan (which may be referred to as the "Plan"). The Company reserved 11,000,000 shares of its Common Stock pursuant to the Plan, which provides for restricted shares awards to employees. As of December 31, 2021 and December 31, 2020 the Company had 10,426,301 and 9,614,235 shares of common stock available for future issuance of awards under the 2020 Plan, respectively.

Total share-based compensation expense recognized in the statement of operations was as follows:

As of Year Ended December 31,	2021	2020
Cost of goods sold	$ -	$ -
Selling, marketing, and administrative	44	14
Total share-based compensation	**$ 44**	**$ 14**

Restricted Stock Awards

A summary of the Company's restricted stock activity and related information is as follows:

	Number of Awards	Weighted Average Fair Value	Weighted Average Contract Term
Inception date (July 13, 2020)	-	-	-
Granted	1,390,265 $	0.0001	2.80
Vested	-4,500	-0.0001	-
Cancelled	-	-	-
Outstanding at December 31, 2020	**1,385,765** $	**0.0001** $	**2.80**
Granted	291,000 $	0.0001	2.81
Vested	-240,801	0.0001	-
Cancelled	-862,265	-0.8720	-
Outstanding at December 31, 2021	**573,699** $	**0.0001**	**2.81**

The fair value of the restricted stock awards was estimated at the date of the grant. The grant date fair value is the stock price on the date of grant. The weighted average fair value per share of restricted stock awards granted during both 2021 and 2020 was $0.0001.

The total fair value of the restricted stock awards vested during 2021 and 2020 was $24.08 and $0.45, respectively.

The unrecognized compensation expense calculated under the fair value method for shares expected to vest as December 31, 2021 and December 31, 2020 was approximately $81.15 and $125.23, respectively.

6.   DEBT

Convertible Note(s)

During 2021 and 2020, the Company issued several convertible notes. Below is a summary of the convertible notes:

Debt instrument name	Principal amount	Interest rate	Borrowing period	Maturity date	For the Year ended December 2021					For the Year ended December 2020				
					Interest expense	Accrued interest	Current portion	Non-current portion	Total indebtedness	Interest expense	Accrued interest	Current portion	Non-current portion	Total indebtedness
2020 Convertible Notes	$1,737,988	4.00%	Fiscal year 2020	Fiscal year 2022	$69,520	$83,303	$1,737,988	$0	$1,737,988	$13,784	$13,784	$0	$1,737,988	$1,737,988
2021 Convertible Notes	$4,587,013	4.00%	Fiscal year 2021	Fiscal year 2023	$121,841	$121,841	$0	$4,587,013	$4,587,013	$0	$0	$0	$0	$0
Total					$191,360	$205,143	$1,737,988	$4,587,013	$6,325,001	$13,784	$13,784	$0	$1,737,988	$1,737,988

The convertible notes are convertible into common shares at a conversion price. The conversion price is defined as a price that is the lower of (a) 80% of the per share price paid by the cash purchasers of the Qualified Financing Securities or (b) the Conversion Cap. Conversion Cap" means a per share price equal to the quotient of $7,500,000 divided by the Fully Diluted Capitalization of the Company immediately prior to the Qualified Financing or Extraordinary Event, as applicable. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

7.   INCOME TAXES

The provision for income taxes for the years ended December 31, 2021 and December 31, 2020 consists of the following:

As of Year Ended December 31,		2021		2020
Net Operating Loss	$	(1,271,355)	$	(178,381)
Valuation Allowance		1,271,355		178,381
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities at December 31, 2021 and December 31, 2020:

As of Year Ended December 31,		2021		2020
Net Operating Loss	$	(1,449,736)	$	(178,381)
Valuation Allowance		1,449,736		178,381
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $1,448,629. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021 the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021 the Company had no accrued interest and penalties related to uncertain tax positions.

8.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. Management of the Company believes that the Company is in compliance with applicable local and state regulation as of December 31, 2021 and December 31, 2020.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021 and December 31, 2020 there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9.   RELATED PARTY TRANSACTIONS

In 2021 and 2020, a related party, which is partly owned by one of the Company's members, provided contract labor to the Company. During the years ended December 31, 2021 and 2020 the Company incurred $1,232,830 and $182,903 to the entity, respectively, which is included in sales, research and development and general administrative expenses in the statements of income and comprehensive income.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2021 through February 21, 2021, the issuance date of these financial statements. There have been no events or transactions during this time which would have a material effect on these financial statements.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has an accumulated deficit of $4,881,266, an operating cash flow loss of $4,280,655 and liquid assets in cash of $1,844,352. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C

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Enterprise Applications   Online Marketing   Customer Service   Kirkland

Website: https://clipr.ai

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CLIPr

Video analysis and management platform using AI and machine learning to make video searchable, interactive, shareable, and actionable

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$1,000	$30,000,000
Minimum	Valuation cap

INVEST IN CLIPR

Purchased securities are not listed on any exchange. A secondary market for these securities does not currently exist and may never develop. You should not purchase these securities with the expectation that one eventually will.

CLIPr is offering securities under both Regulation CF and Regulation D through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 2.50% of the number of securities sold. Investments made under both Regulation CF and Regulation D involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, this profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Highlights

Overview

The Team

Term Sheet

Investor Perks

Prior Rounds

Market Landscape

Risks & Disclosures

Form C

Data Room

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Company Highlights

> Raised $6.2M ($1.8M pre-seed, $4.4M seed) including $4M from Nasdaq listed partner Poly who has access to 100% of the Global 2000 and invested to help with upselling CLIPr into their Global 2000 channel

> Management projects to reach >$2M ARR by October 2023 to close a larger financing round (see projections in Data Room)

> Two patents issued with five more pending for methods associated with ingesting, processing, and annotating video

> Key clients include the leading B2B media engagement platforms serving heavy construction, hospitality, travel, healthcare, wellness, life science, technology and the event platform Grip. Integrations with Zoom, Google Drive and Microsoft Teams

> Winner of best new startup awards: IBTM TechWatch Award (2020), Event Tech Live (2021) and International Association of Exhibitions and Events (IAEE) (2021)

Fundraise Highlights

> Total Amount Raised: US $300,000

> Total Round Size: US $4,000,000

> Raise Description: Seed

> Minimum Investment: US $1,000 per investor

> Security Type: SAFE Note

> Valuation Cap: US $30,000,000

> Offering Type: Side by Side Offering

CLIPr is changing how we interact with video content, making videos more searchable and digestible. "Five years from now CLIPr will be the platform for enterprise video content," Diego Piacentini, Former SVP Amazon, Apple, Senior Advisor KKR.

───

PROBLEM: Currently, there are many hours of recorded video content to comb through, but users may only want to find a small portion. The result is that the content has very little utility for most people.

SOLUTION: Our operating premise is that not all minutes of video are created equally, nor is each minute equally relevant. CLIPr uses machine learning to index every second of a video to make video fully searchable and we generate an automated table of contents. If just 5% of that video matters to you, we want you to get to it as efficiently as possible and we provide the tools to find the other 5% that you didn't know you need to know. If you get a total of 10% utility from your video, this is mission accomplished since it means you didn't have to wade through the other 90%.

TRACTION: CLIPr is working with businesses and platform such as Microsoft Teams, Cisco Webex, Salesforce, Google Meet and Zoom by aiming to help them turn the most important parts of meetings into CLIPr'd moments that offer insight, help to make better decisions and even train people faster. For example, CLIPr's first Enterprise renewal GeistM, reported that new engineers can contribute new production code in as little as two weeks instead of two months with CLIPr. CLIPr's revenue has increased 7.5x YoY to date in 2022 to reach $50K ARR.

PRODUCTS & SERVICES: CLIPr's freemium all-hands program lets all companies index 4 hours a month for free on any video platform Zoom, Microsoft Teams, Cisco Webex, Google, etc. Once employees see their own relevant content indexed by CLIPr, the light bulb may go off and they may begin using it in their every day meetings. CLIPr also serves publishers and event platforms. We like to think of CLIPr's video player as Video 3.0. We look to transform how people will engage with their video to find the moments that matter the most.

Pitch Deck



Personalized
Interactive
Actionable
Searchable
CLIPr
Focus on the moments that matter in video
"When we project the daily habits of people five years from now, it will be normal to watch 'CLIPr tube' to get the most out of video in a fraction of the time."
Diego Piacentini
16 years - SVP
Amazon International
Former S-Team member, CLIPr Advisor & Investor

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The CLIPr player.

CLIPr's patented AI process indexes topics and subtopics found in videos, identifies each person speaking, and allows users to view only the moments that matter to them - compressing the amount of time it takes to view any video. Users can play, share, bookmark, and react to individual moments, driving engagement and analytics insights for video owners.

Media Mentions

   



The Team

Founders and Officers



Humphrey Chen
CEO & CO-FOUNDER

A corporatized entrepreneur who has bought, advised, and built start-ups in a wide range of different technology-based industries throughout his career. Prior to CLIPr, Humphrey was also the Head of Key Initiatives for the Amazon Computer Vision area within Amazon Web Services, former Chief Product Officer for VidMob in AdTech, and led the New Technologies area at Verizon Wireless during the launch of 4G LTE networks, and led competitive strategy within Microsoft's Real-Time Communication department. Chen currently serves on the Board of Advisors for Noom (weight loss), DialPad (UC), GrayMeta, and VidMob. He has always had a passion for making new and meaningful things happen. Chen has an undergraduate degree from MIT and a Harvard MBA.



Aaron Sloman
CTO & CO-FOUNDER

Aaron has launched several startups prior to joining CLIPr with successful exits including Nimble Software Systems & speakTECH.

Most recently Aaron was the architect and CTO for a popular Cloud based Media Supply Chain & Video Collaboration Company using advanced Cloud and AI technologies for video processing.

Aaron served as Chief Strategy Officer at Veebit, a predictive analytics company employing advanced psychometrics in conjunction with big data. Aaron, a former Microsoft alum, worked there during the surge of technological change in the late 90's, marked by fierce competition for browser and platform domination and the evolution of data-driven user experiences. In 2005, Aaron left Microsoft to form speakTECH, a technology consulting firm, acquired by Perficient in 2010. Aaron grew speakTECH into a leading implementation partner for companies including Disney, Dell, MySpace and Microsoft.



Cindy Chin

CO-FOUNDER

Time optimization is one of Cindy's areas of expertise and the reason why CLIPr was born. She is a serial entrepreneur, venture strategist, and cultural ambassador of the arts and sciences. She's spent the last 11 years as an advisor, investor, and board member to founding startup teams, a subject matter expert in frontier technologies, strategic opportunity scout and partner for VC and LP partners, and a sought-after speaker. She came from the management consulting industry from her tenures at McKinsey and PwC, consulted for Koelnmesse, Cologne's leading trade fair and convention center, and other industries including pharma, asset management, retail and the non-profit world at the ARCS Foundation. She is also a NASA Datanaut, guest professor at FH Salzburg University of Applied Sciences, and Advisor and Mentor of the AI Data Lab at Howard University. In 2018, she was named as one of Entrepreneur Magazine's "50 Most Daring Entrepreneurs in 2018."

Key Team Members



Christine Eckhaus

Chief People & Business Officer



Durk Stelter

Chief Revenue Officer



Mack Reed

Director of Product Development



Caleb Rochette

Developer

Notable Advisors & Investors



Diego Piacentini

Investor, 16yr Amazon SVP, 12yr Apple Exec, Senior Advisor KKR



Sebastian Gunningham

Investor, 11yr former Amazon SVP, Santander Chairman, Saks board



Marco Iansiti

Investor, Harvard Business School Professor & co-author "Competing in the Age of AI"



Eliott Ng

Investor, Google Area 120 Partner



Marco Giberti

Investor, Author of "Reinventing Live" (events)



H.T. Kung

Investor, William H. Gates Harvard College Computer Science Professor



Rainer Gehrung

Investor, EU Advisor



Arpan Shah

Advisor, SAP SVP & Former Microsoft Azure GM



Debu Purkayastha

Advisor, Former Google VP who acquired Waze



Martin Creaner

Advisor, Digital Transformation



Wan Li Zhu

Advisor, Investor Advisor

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. Investments made through the SeedInvest platform are offered via Regulation CF and subject to investment limitations further described in the Form C and/or subscription documents. Investments made outside of the SeedInvest platform are offered via Regulation D and requires one to be a verified accredited investor in order to be eligible to invest.

Fundraising Description

Round type:	Seed
Round size:	US $4,000,000
Raised to date:	US $300,000
	US $0 (under Reg CF only)
Minimum investment:	US $1,000
Target Minimum:	US $1,500,000

Key Terms

Security Type:	SAFE Note
Valuation Cap:	US $30,000,000

Additional Terms

Custody of shares	Investors who invest less than $50,000 will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.

SWIFT Tier Conversion	Investors that have their subscription received no later than August 2, 2022 will be issued SAFEs with a discount of 20%. Investors that have their subscription received after August 2, 2022 but no later than August 31, 2022 will be issued SAFEs with a discount of 10%. Investors that have their subscription received after August 31, 2022 will be issued SAFEs with the base discount of 0%. Investors that invest earlier in the Offering are rewarded with a higher discount,
Total Amount Raised	The total amount raised may include investments made outside of the SeedInvest platform via Regulation D, some of which are counting towards escrow. Approximately $300,000 has been raised prior to the launch of the SeedInvest campaign. The earliest investment counted towards the escrow target was made on April 29, 2022. There is no guarantee that the Company has this cash available for operations as of the date of launch.
Closing conditions:	While CLIPr has set an overall target minimum of US $1,500,000 for the round, CLIPr must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments made via Regulation CF. For further information please refer to CLIPr's Form C.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds

If Minimum Amount Is Raised



● Research & Development ● Sales & Marketing
● General & Administrative

If Maximum Amount Is Raised



● Research & Development ● Sales & Marketing
● General & Administrative

Investor Perks

Tier 1 - $2,500: 2x CLIPr freemium tier - up to 8 hours including all-hands / town hall content per month CLIPr'd for your organization or donated to a non profit organization of your choice [transferable perk].

Tier 2 - $5,000: Tier 1 + Free upload of 50 hours of backlog content [transferable perk]

Tier 3 - $10,000: Tier 2 + Free upload of additional 50 hours for a total of 100 hours of backlog content [transferable perk].

Pioneer: $25,000+: Tier 3 + CLIPr custom moment type prioritization service to help you enhance your go to market and identify new business opportunities if you have one in mind, or know someone who does [transferable perk].

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Please note that due to share price calculations, some final investment amounts may be rounded down to the nearest whole share - these will still qualify for the designated perk tier. Additionally, investors must complete the online process and receive an initial email confirmation by the deadline stated above in order to be eligible for perks.

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of CLIPr's prior rounds by year.



This chart does not represent guarantees of future valuation growth and/or declines.

Seed		Pre-Seed	
Round Size	US $4,525,000	Round Size	US $1,800,000
Closed Date	May 7, 2021	Closed Date	Dec 10, 2020
Security Type	Convertible Note	Security Type	Convertible Note
Valuation Cap	US $21,500,000	Valuation Cap	US $7,500,000

Market Landscape



Total Addressable Market for CLIPr

Overview

CLIPr was born at the onset of the pandemic. We all saw classes, events, and most enterprises shift immediately from in-person meetings to video. CLIPr was created to help customers find what they're looking for in the vast swaths of recorded video content. We have seen the cultural shift towards recording, archiving, searching and referencing meetings in our discussions with prospects and early customers. As recorded video content continues to increase so does the potential value of CLIPr. Customers have told us that, beyond finding what they're looking for, they want to engage with content, react, clip and share key moments. CLIPr's analytics help companies and content creators understand what content is resonating with their employees and audiences.

Video Moments Detection Engines

Today when videos are recorded zero moments are surfaced. Through CLIPr we initially identify 50% of the relevant moments in the form of our Automated Table of Contents, which include Topics and Sub-topics. CLIPr's crowd-sourced collaboration tools allow the content owners to identify the types of moments that they value the most. Maybe it's an "a-ha" moment, or a "buying" moment, or a "nailed it", or "engineering on-boarding moments", or "top 10 sales" moment or, "study this moment", etc. Once patterns are identified and the business value quantified, CLIPr can begin automating the identification of these moments at scale.

Meeting Transcript Services vs. Moments Detection Engines

Services like Rewatch, Otter.ai and Fireflies principally offer audio transcription services. CLIPr includes audio understanding and supplements it with visual understanding for less than it costs for just audio transcription. CLIPr likes to be better, faster and cheaper than anything else available, to allow for calculated decision making in choosing to go with CLIPr.

Risks and Disclosures

The company has a limited operating history upon which you can evaluate its performance, and has not yet generated profits. Accordingly, the company's prospects must be considered in light of the risks that any new company encounters. CLIPr Co. was incorporated under the laws of the State of Delaware on July 13, 2020, and it has not yet generated sustained profits. The likelihood of its creating a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the growth of a business, its operation in a competitive industry, and the continued development of its technology and products. The company anticipates that its operating expenses will increase for the near future, and there is no assurance that it will be profitable in the near future. You should consider the business, operations, and prospects in light of the risks, expenses, and challenges faced as an emerging growth company.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The video analysis and management market is an industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Humphrey Chen, Aaron Sloman, Christine Eckhaus, Durk Stelter and Mack Reed. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of the Company's key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The Company projects aggressive growth in 2023. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

The Company's existing investors have not waived their pre-emptive rights and currently plan on exercising those rights. The pre-emptive right entitles those investors to participate in this securities issuance on a pro rata basis. If those investors choose to exercise their pre-emptive right, it could dilute shareholders in this round. This dilution could reduce the economic value of the investment, the relative ownership resulting from the investment, or both.

In 2021 and 2020, a related party, which is partly owned by one of the Company's members, provided contract labor to the company. During the years ended December 31, 2021 and 2020 the company incurred $1,232,830 and $182,903 to the entity, respectively, which is included in sales, research and development and general administrative expenses in the statements of income and comprehensive income.

The Company has not filed a Form D for its Convertible Note offerings from December 10, 2020 and May 7, 2021. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The Company has outstanding liabilities. The Company owes $6,325,001 in remaining convertible notes related to previous offerings. The convertible notes are convertible into common shares at a conversion price. The conversion price is defined as the price that is the lower of (a) 80% of the per share price paid by the cash purchasers of the Qualified Financing Securities or (b) the Conversion Cap. "Conversion Cap" means a per share price equal to the quotient of $7,500,000 divided by the Fully Diluted Capitalization of the Company immediately prior to the Qualified Financing.

The company's definition of company capitalization does not include stock grants, Safes, unissued options, or Notes. These securities have the potential to convert into equity, which may subject investors to material dilution of their overall ownership as a result of additional shares being added to the company's capitalization. Such dilution may reduce the Investor's control, economic interest and respective percentage ownership of the Company's outstanding stock.

The company's definition of liquidity capitalization does not include stock grants, Safes, unissued options, or Notes. These securities have the potential to convert into equity, which may subject investors to material dilution of their overall ownership as a result of additional shares being added to the company's capitalization. Such dilution may reduce the Investor's control, economic interest and respective percentage ownership of the Company's outstanding stock.

You may be subject to a different discount from other investors in this Offering. The Company has an evaluated base valuation cap of 0%. However, investors that invest earlier in the Offering may be rewarded with a lower discount. Investors that have their subscription received no later than August 2, 2022 will be issued SAFEs with a discount of 20%. Investors that have their subscription received after August 2, 2022 but no later than August 31, 2022 will be issued SAFEs with a discount of 10%. Investors that have their subscription received after August 31, 2022 will be issued SAFEs with the base discount of 0%. Investors that invest earlier in the Offering are rewarded with a higher discount, and their notes may therefore convert at a lower price. Investments made through the SeedInvest Auto Invest program will always receive SAFEs with a discount of 20%, regardless of the date the subscription was received. Other than the differences in the discount described herein, there are no other differences between these SAFEs.

The total amount raised may include investments made outside of the SeedInvest platform via Regulation D, some of which are counting towards escrow. Approximately $300,000 has been raised prior to the launch of the SeedInvest campaign. The earliest investment counted towards the escrow target was made on April 29, 2022. There is no guarantee that the Company has this cash available for operations as of the date of launch. See balance sheet for current cash balance.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for theseshares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.



CLIPr's Form C

The Form C is a document the company must file with the Securities and Exchange Commission, which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.

Download CLIPr's Form C

Data Room

NAME	LAST MODIFIED	TYPE
Financials (2 files)	Jul 5, 2022	Folder
Fundraising Round (1 file)	Jul 5, 2022	Folder
Investor Agreements (1 file)	Jul 5, 2022	Folder
Miscellaneous (4 files)	Jul 5, 2022	Folder

Join the Conversation

Be the first to post a comment or question about CLIPr.

For compliance purposes, founders conducting Reg CF offerings are prohibited from posting contact information on their Discussion Boards. Posts including e-mail addresses or phone numbers will be removed immediately. If you would like to connect with an investor directly please notify your dedicated campaign manager on SeedInvest's Venture Growth team.

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $5 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in CLIPr

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by CLIPr. Once CLIPr accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to CLIPr in exchange for your securities. At that point, you will be a proud owner in CLIPr.

How much can I invest?
Non-accredited investors are limited in the amount that he or she may invest in a Reg CF offering during any rolling 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,200 or 5% of the greater of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $107,000, the investor is limited to 10% of the greater of his or her annual income or net worth, to a maximum of $107,000.

What will I need to complete my investment?

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number

2. Employment and employer information

3. Net worth and income information

4. Your accredited investor status

5. Social Security Number or passport

6. ABA bank routing number and checking account number (typically found on a personal check or bank statement) or debit card information, unless paying via a Wire transfer.

Separately, CLIPr has set a minimum investment amount of US $1,000. Accredited investors do not have any investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC

2. The company has filed at least one annual report, but has no more than 300 shareholders of record

3. The company has filed at least three annual reports, and has no more than $10 million in assets

4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)

5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now CLIPr does not plan to list these securities on a national exchange or another secondary market. At some point CLIPr may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when CLIPr either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is CLIPr's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the CLIPr's Form C. The Form C includes important details about CLIPr's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours prior to the offering end date or an earlier date set by the company. You will be sent a notification at least five business days prior to a closing that is set to occur earlier than the original stated end date giving you an opportunity to cancel your investment if you have not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

EXHIBIT D

Investor Deck



Personalized

Interactive

Actionable

Searchable

CLIPr

Focus on the moments that matter in video

"When we project the daily habits of people five years from now, it will be normal to watch 'CLIPr tube' to get the most out of video in a fraction of the time."



Diego Piacentini

16 years - SVP
Amazon International.
Former S-Team member, CLIPr Advisor & Investor

Required Disclaimers

CLIPr Forward Looking Statements and Financials

- This presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they contain hypothetical illustrations of mathematical principles, are meant for illustrative purposes, and do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements and is under no duty to update any such statements to conform them to actual results.

Building Innovative Solutions 150+ years combined



Humphrey Chen
CEO & Co-founder

Experienced product & business leader; former Head of Computer Vision Initiatives at Amazon Web Services



Aaron Sloman
CTO & Co-founder

Serial tech entrepreneur who has built successful global engineering teams & industry-leading products and platforms



Cindy Chin
Co-founder

Data-driven operator with deep expertise in data science; Entrepreneur Magazine's 50 Most Daring Entrepreneurs 2018



Christine Eckhaus
Chief Business Officer

Leader in driving innovation, optimizing teams, reducing risk, increasing ROI, sustainable growth, and success



Durk Stelter
Chief Revenue Officer

Experienced revenue scaler, team builder, and business leader. Deep and proven cross-functional expertise in small and large companies.

 
 
 

 
 

  
 

  
 


 
 

CLIPr Board of Advisors



Marco Iansiti
Professor Harvard Business School
Chair Tech & Operations,
Co-author *Competing
in the Age of AI*



H.T. Kung
William H. Gates
Professor at Harvard
College EECS



Marco Giberti
Author of *Reinventing
Live: The Future of Events*



Diego Piacentini
16 years - SVP
Amazon International.
Former S-Team member



Elliott Ng
Partner, Area 120 Google
Startup incubator



Arpan Shah
SVP Product SAP
Former Microsoft
Azure Cloud GM



Debu Purkayastha
VC, Board Director,
Managing Partner



Rainer Gehrung
Tech Commercializer
Knowledge transfer



The world has shifted to video

Meetings, sales, training, and events have all but gone virtual. According to McKinsey, hybrid models of remote work are likely to persist in the wake of the pandemic.

More than **20% of the workforce** could work remotely 3-5 days a week.

Loneliness is one of the most common complaints about remote work.

71% of companies with 5000+ employees have **hybrid events** in their portfolio.

71% of event organizers say that **connecting** the in-person and virtual audience is their biggest challenge.

But it's still inefficient to engage with previously recorded video, which requires manually skimming to find the moments that matter most.

We currently have of which $1.5M is CARR [strategic cost+] closing before the of end Q3.

TOTAL AVAILABLE MARKET, SERVICEABLE AVAILABLE MARKET, SERVICEABLE OBTAINABLE MARKET

Market Opportunity

TAM

- $23.6B - Enterprise Content Management 9.8% Growth YOY
- $55B - Digital Marketing 15% Growth YOY
- $78B - Virtual Events 23% Growth YOY

SAM

- $5.9B - Enterprise Content Management 9.8% Growth YOY
- $11B - Digital Marketing 15% Growth YOY
- $1.5B - Virtual Events 23% Growth YOY

SOM

- **0.5% = $295M ARR** Enterprise Content Management 9.8% Growth YOY
- **0.2% = $22M ARR** - Digital Marketing 15% Growth YOY
- **0.1%** = **$15M ARR** Virtual Events 23% Growth YOY

See slide 14 “CLIPr Forwarding Looking Statements and Financials”

CLIPr enables swift, meaningful consumption of everyday video

Today's video players are mostly limited by skipping forward or back 10 seconds, watch 1.5x-2x speed



We transform video content into data, making it:

Searchable
Easily find what you're interested in

Personalized
Select content and people you want to engage

Interactive
React, bookmark, and share content over time

Actionable
Connect to drive outcomes you care about

CLIPr powers a network of content, people, and action to unlock the value within video

CLIPr Thesis











Value

Using CLIPr to index live content and video libraries empowers customers to:

Share

Sharing CLIPr moments [within the enterprise and/or on social media such as Twitter, TikTok, or LinkedIn] clarifies and personalizes interaction to enhance the speed and quality of buyer journey and corporate decision making.

Engage

Interacting with CLIPr moments via sharing, emojis, and comments adds significant new value to live and stored video.

Efficiency

Using CLIPr moments to collaborate streamlines communication, understanding, and conversion in meetings, collaboration, marketing, and business process.

Renew

Renewal rate is an indication that the value CLIPr creates is persistent.

Series B Metrics Network Effects and Quantifiable Utility

What metrics will we working backwards from?

"We have seen significant growth this past year, and with that came the need to staff-up quickly and effectively … Before CLIPr, it would take us two months to train new software engineers to the point where they could contribute meaningful code, and now, we've cut that down to two weeks."



Sameet Durg
President/Co-founder, GeistM

To increase corporate average Video Content Utility (VCU) 100X from 0.1 to 10

$$VCU = \frac{X + Y}{Z}$$

X — **% of users sharing CLIPr moments**
[Within the enterprise and/or on social media such as Twitter, TikTok, or LinkedIn] [i.e. 50%][X1=$ movement, X2=Bar raising, X3=Compliance, X4=Collaboration...XN moment types]

Y — **% of users interacting with CLIPr moments**
via emojis and comments [i.e. 50%]

Z — **% of re-shares or secondary shares**

N — **Total # of customer hours indexed per month**

Renewal rate, correlated with customer cycle time

Our Platform

CLIPr Events

CLIPr Enterprise

CLIPr Consumer

Video Analysis and Management Platform

CLIPr

Enterprise Line of Business Applications
Enterprise Cloud Platform

[EVENTS]
Livestream engagement becomes post-event community fuel with shareable, actionable clips and deep analytics

[ENTERPRISE]
SAAS collaboration tools identify the moments that matter across conversations, teams, and companies

[CONSUMER]
Video search and AI-driven discovery give everyone the power to leverage video clips to communicate, collaborate, illustrate, persuade, teach, and sell.

[VIDEO ANALYSIS AND MANAGEMENT]
A universally adaptable and configurable toolset understands your needs in context and delivers video that works for you with support for 31 different languages.

For enterprise, for event communities, for business, for all.

Customer journey - focus on what matters

Video & Audio Platform support

Microsoft Teams ZOOM Meet

webex by CISCO VONAGE RTMP

StreamYard Any MP4/MP3 Streamable Video/Audio URLs











Record

Record video from any platform
Integrate with Popular Meeting Systems or upload directly from URL, stream, or drag-and-drop

Enrich

CLIPr AI enriches the video content and learns the context

Share & Engage

Users share clips from the stream or recording and interact with the community and subject matter experts

View Insights

View actionable insights and user analytics

Drive Growth

Personalized connections to the community and content accelerates the buyer journey and corporate decision making

Employees can search for relevant video moments within all the sessions within their team, department, division, geo, or company

CLIPr

Searchable

Easily find what you need. Your users can help find where your valuable video is across all platforms.



Microsoft Teams



Microsoft Stream



zoom



webex by cisco

Google Workspace

All MP4/MP3



machine learning
Full videos (2)
Swami - Machine Learning
Maureen Lonergan - Cloud learning Choose your path to career growth and innovation
Topics (14)
Topic
ANDY JASSY - CEO KEYNOTE
Topic
SWAMI - MACHINE LEARNING
Topic
SWAMI - MACHINE LEARNING
Topic
SWAMI - MACHINE LEARNING

Personalized

Share content and interact with people in the community whom you want to engage.

Select the exact moments you want to view, engage, or interact with and share with your community

CLIPr's Automated Table of Contents (at right) shows topics and subtopics in this video. You can click "Edit Topic Index" (at the top, in red), revealing specific topics (far right) that you can watch, browse, skim, skip, or share. Here, the user chose to watch just the precise 2m and 12s they needed from the full 12-minute video.





SELECT TOPICS AND SUBTOPICS:
Q1-21-Poly Investor Day
Play time: 23:55
Watch video
Topics
Speakers
Search topics
CLASSIC
EXPERIMENTAL
Select all
Clear selection
Select topics and subtopics important to you.
Poly's Investor Day Overview 7m
The Future of Work 15m
Poly Supply Chain Hybrid M... 14m
Poly Supply Chain Guide 11m
Poly Voice Products 7m
Video and the Cloud 9m
Business Communications 101... 20m
Q&A 14m
New Video Products With Dis... 11m
SUBTOPICS
Our Vision 2m
The Future of Work at Poly 3m
Poly's Future 5m
The New Ceo Position 4m
Supply Chain is a Front of Mind Issue 1m
The Future of Video 1m
Kodak X 30 Next 50 2m
The Video Story of Poly 3m
RP 15 Personal Video Bar 2m
We're Just Getting Started 35s
Video timeline: 23 mins / 1 hr 47 mins
SAVING: 78%
0min
1 hr 47 mins

CLIPr Forward Looking Statements and Financials

- This presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they contain hypothetical illustrations of mathematical principles, are meant for illustrative purposes, and do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements and is under no duty to update any such statements to conform them to actual results.

- CLIPr financial statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements and is under no duty to update any such statements to conform them to actual results. Please see Data Room for additional detail regarding the assumptions underlying these projections.

Traction Update

1. *Initially empowering public facing content through publishing and events platforms*
2. *Corporate sales kickoffs and internal communications through direct and channel enterprise sales, freemium self-serve SaaS*
3. *Licensing CLIPr's APIs at medium and large scale within UC/Video platforms, for example DialPad, SundaySky, Panopto, etc.*

Achieve >$2M ARR by October 2023 to close to close a larger financing round via a combination of Publishers/Events and Enterprise revenue

$1.2M -> $3.7M 2022E ARR
Achievable pipeline
8x ARR growth from 2021 to Q1'22
5.5x rev growth from 2020 to 2021

Expected revenue mix and sources are provided in the following slide as well as the drivers that determine the variance from low to high. In addition, please find the GTM strategy slide, Ideal Customer Profiles, and sample customer case studies from AC Business Media, Grip, and GeistM, as well as the business model pricing and use cases.

See slide 14 "CLIPr Forwarding Looking Statements and Financials"

CONSERVATIVE

What 2022 ARR are we actively working towards?


2022 ARR
$4,000,000
$3,000,000
$2,000,000
$1,000,000
$0
Q1
Q2
Q3
Q4
Poly Referral Partnership
Google Workspace - Self Serve
MS Teams - Self Serve
Enterprise Deals - Internal
Enterprise Deals - External
Known Accounts


Bookings 2020-2022
$10,000,000
$1,000,000
$100,000
$10,000
$1,000
Dec-20
Mar-21
Jun-21
Sep-21
Dec-21
Mar-22
Jun-22
Sep-22
Dec-22
$1,050
$1,602
$2,286
$4,097
$77,799
$254,779
$1,345,779
5.5x growth from 2020 to 2021
9x growth from 2021 to Q1'22
2x growth quarter over quarter starting Q2'22

Note diversity and expected mix of revenue sources

2020-2022

See slide 14 “CLIPr Forwarding Looking Statements and Financials”

Levers that drive variance between conservative & aggressive estimates

Major channel and Corporate Embedded collaborations with WebEx, DialPad, Microsoft Teams, Zoom, and CLIPr investor Poly.







BUSINESS STRATEGY

Transforming video engagement through connecting content, community, and personalized interaction



Enterprise Events Platforms and Publishers
Grip
swapcard
BIZZABO
intrado
Questex
hopin
brightcove
Hubilo
The Economist
LOB Integrations
zoom
Microsoft Teams
Meet
HIGHSPOT
salesforce
Panopto
webex
by cisco
slack
Direct Engagement
AC BUSINESS MEDIA
poly
[geist]M
dialpad
intuit

Professional People & Content Network

Enterprise Events Platforms | 1-to-many B2B vertical Content | B2B Audience value through connecting enterprise content, the community and SME content creators

Frictionless Integration

Frictionless user experience integrated with Google Drive, Zoom, and Microsoft One Drive.
Microsoft Teams, Zapier, and Salesforce AppExchange are next.

Land and Expand

Target and engage mid-market tech sector directly to secure and convert trial to ARR. Expand use cases with current customers

What drives CLIPr's Ideal Customer Profile focus?

Corporate Communications

Exec Direct Sales
Via in-house platform choices

- Microsoft Teams
- Zoom
- Slack
- 500-2,500 employees

Self-serve

- Departments (Sales, Marketing, Sales Enablement)
- Small and Medium Businesses
- Google Workspace
- Zoom
- 2-100 employees

Corporate Embedded

CLIPr's API's and experiences are integrated within the partners product

- Grip, Swapcard, DialPad, RingCentral, Brightcove, cVent, and Hopin

Public Facing Content

- Publishers [Economist, AC Business Media]
- Event Organizers

Customer Type [Corporate External][Publisher]

AC Business Media

AC BUSINESS MEDIA™



Who

- B2B heavy construction publisher
- Digital & physical media
- Terabytes worth of underutilized content

Why

- Need new tools to bubble up valuable content
- Need to build a more active and engaging community
- Increase content utility and ROI
- Replace JW player with CLIPr player

What

- Engage
- Share enriched content
- Collaborate
- Generate & convert leads



Customer Type [Event Platform]

Grip.events

Who

- Leading AI powered hybrid matchmaking platform
- 100's of Enterprise accounts
- Hundreds of thousands of visitors to millions

Why

- New hybrid = virtual AND in-person
- To deepen engagement
- To increase content exhibitor ROI

What

- Engage
- Share enriched content
- Collaborate
- Generate & convert leads

Customer Type [Enterprise]

GeistM

[geist]M

Who	Marketers that fuel hyper-growth strategies	100's of Enterprise accounts	13.8 billion touchpoints through creative campaigns	
Why	Reduce new employee on-boarding time	To better digest dense and complex meetings	To collaborate more effectively	
What	Engage	Share enriched content	Collaborate	From 2 months of onboarding to 2 weeks for engineers

BUSINESS MODEL

	Events/publisher subscription	Enterprise subscription	
	~$1/audience	<$5/employee on avg	FREE all-hands
Enriched video content	✓	✓	✓
Searchable index and transcript	✓	✓	✓
Engagement - Boosts		✓	✓
Insights library		✓	
CLIPr Trainer		✓	





















CLIPr annual platform fee and ~$35/hour of content processed

To drive increased individual efficiency and bringing video into team collaboration

EXISTING USE CASES

CLIPr Customer Benefits and Solutions



More Snackable and Bingeable video, User Analytics and Insights

Better understand users, viewers, trends, and customers through analytics to increase engagement and the velocity of activities.

Questex [geist]M Grip



Deeper Engagement With Your Community and employees

Live, hybrid, and recorded videos. Engage and interact in real-time or asynchronously through the recorded videos. Emerging use case: "Video Voice of the Customer" with Salesforce and freemium support for All-Hands meetings.









AC BUSINESS MEDIA dialpad INTUIT

Easily Enrich and Share Content You Care About

Engineering onboarding, Surgical techniques, Marketing content, webinars, interviews, training, meetings, and highlight reels. Share "ah-hah" moments with your community to accelerate action and alignment while improving outcomes.

[geist]M Leading New England Eye and Ear Teaching Hospital



Integrations With Lob Apps, Strategic Partners, and Channels

LOB applications, events platforms, communications infrastructure. Frictionless adoption



















Microsoft Teams zoom webex by CISCO intrado VONAGE Meet salesforce slack HIGHSPOT



SEEDINVEST PROSPECTS

Deliver >$2M ARR With
Line of Sight to $10-15M ARR

Series A
10k users

Series B
1M users

Q2-2022

Blitzscaling

Q2-2021

We are here

B2B - Q1 Scaling team and platform

Product / Market Fit

B2B - Q4 Enterprise pilots and partnerships

MVP
Fall 2020

B2B - Q4 Event pilots seed enterprise adoption

B2B - Q4 Harvard pilots for R&D

Employees   Family (3-9)   Tribe (10's)   Village (100's)



EXHIBIT E
Video Transcripts

TITLE: CLIPr enriched sizzle video.mp4 on Vimeo
VIDEO TYPE: Presentation
LANGUAGE: en-US
VIDEO SPECIALTY: Standard

TOPIC: CLIPr enriched sizzle video.mp4 on Vimeo 00:00:00-00:01:45

spk_0: the pandemic zoom teams meets better phones and lower costs has placed the whole world into a video zone from company meetings and sales to healthcare to Wall Street and events to Training and video data management are at an all time high with more than 50 million meetings online every day and growing. Let's focus on what matters. What if you could compress hours of video into a first class searchable data source that unlocks the content that's most relevant to your needs. Using machine learning to identify patterns, voices, gestures, moments and enhance content value CLIPr analyzes your video and audio content so that you can select and watch what matters most to you discover bookmark and share the most valuable parts of a video, connect video and people with topics that matter to them and provide content creators a helpful feedback loop with viewers. For example, if you were only interested in what the Ceo of AWS said about Machine learning during his two hour and 53 minutes, 2020 keynote then it would only require 27 minutes and 84% savings in time. Bookmark this and then share it with all your coworkers to save them time to imagine being able to understand patterns, identify trends and share video data over the arc of time. What new possibilities for human connection invention, growth and scalability would you unlock and how many endless hours of searching and scrubbing would be saved hoping to land precisely on that aha moment and see a video join the video revolution with CLIPr

TITLE: How to CLIPr: Embed your video library in any website or workspace - YouTube
VIDEO TYPE: Presentation
LANGUAGE: en-US
VIDEO SPECIALTY: Standard

TOPIC: How to CLIPr: Embed your video library in any website or workspace - YouTube
00:00:00-00:02:29

spk_0: Hey, so I'm gonna show you how to embed a collection of videos from CLIPr into another website. You begin by uploading videos to a CLIPr team. I created a team here called Ai and machine learning and you're gonna want to make sure that the videos are all set to public, the ones that you want to show. So I'm gonna make sure this one is set to public here and this one and all the rest of them already set public. You know this one from machine learning news? I'm gonna set that to private because I don't want that one to show up in the collection And you'll see when I loaded this Green one won't show up. So that video is now private. Now I'm gonna go ahead and get the embed code so I go to the gears here and click team settings and this is the settings for this team. So here in bed settings, if you click on this down arrow you'll see that there's a variety of things you can control here. So I'm gonna call this A. I. Now which is sort of my brand for the news and the information around ai that I want to share with people via CLIPr videos. I'm gonna set it to show up in a grid instead of a list and I'll show you how to change that in a minute. I'm gonna use the light theme and I'm gonna add a cover image here already uploaded that earlier and I'm gonna add a logo and that's pretty much it save that and then I'm gonna grab the embed code copy. Code code is copied to clipboard and to show you how this works. You can take the embed code and put it into pretty much any website. Uh It creates an I frame and it carries all the CLIPr code through so that everything works pretty seamlessly. So I'm just showing you this in Js Federal, which is a tool for previewing uh web pages and I'm gonna hit run here and it will load all the videos within the light theme and the grid layout. And you can see it's got my header and my logo. Now I can change this at any time. If I go up here, I'm gonna change this to list and I'm gonna change this theme equals dark and I'm going to hit run again and you'll see that it'll reload now, it's in a dark theme and it's laid out in a list again with the header and the logo there, that's it.

TITLE: How to CLIPr - Set up the livestream player & automatic ingestion - YouTube
VIDEO TYPE: Presentation
LANGUAGE: en-US
VIDEO SPECIALTY: Standard

TOPIC: How to CLIPr - Set up the livestream player & automatic ingestion - YouTube
00:00:00-00:05:53

spk_0: setting up a live stream. And CLIPr is very straightforward. You're going to embed the CLIPr player or your uh streaming providers player in a page and then the stream is piped through CLIPr and it will play in the player. Now if you're using the CLIPr player, you have the advantage of our live reactions so people can react to what's going on in the event and you can see those reactions and the analytics from them later when CLIPrs done, because what you do is place the player on a page uh and as livestream goes forward, people can react to what's being said and the uh player will transform into the post event player when CLIPrs done ingesting, it will return the index content with all the topics and sub topics and the reactions from the live stream directly into the same window embedded in your page. So you begin by going to the livestream q here and I'm just using the about CLIPr team as an example. You're gonna click new stream and just give it a name. So this is the keynote session and you're gonna give it a schedule now, the schedule is not formal, it's just a placeholder to help you manage your stream. So if you have multiple streams on a single day, you'll know which ones are scheduled for when and you can keep track of them. So I'm just gonna do it at 10 AM. UTC minus seven which is here in Seattle and set the enrichment level ai enrichment and the video type, this is gonna be a webinar and here you can choose if you have an HLS stream source for using Youtube or Vimeo, you can select that here and you can go on with the rest of the process. I'll show you the process for CLIPr because as I say with Youtube or Vimeo or another provider, you're not going to get the live reaction interaction that we have. Uh you can also set your ingestion to be automatic or manual. If you set it to manual, then uh you can go back after your stream and tell CLIPr when to ingest If it's set to automatic, it'll just go off automatically about 60 seconds after the session finishes, ingestion will trigger and take place. So I'm gonna go ahead and save this and once it's saved, it's going to return this instance here. Uh Sometimes you have to reload to get the uh specifics for each stream. I'll go ahead and do that. It takes a while on the back end to create those, but the minute the keys are created, you can use them. So this is going to reload and I'm going to go now to this button here and go to stream assets because here's where I'm going to get the embed code right here in public stream for the player. Now, I'm gonna close that and I'm going to go to have just set up Js fiddle here. Uh this could be any web page, I'm just using Js fiddle because it's easy and I can paste the string from the embed code in here and hit run. And this will this, this is, you could just as well do this in a Wordpress site on your event platform, whatever you're using, this is html code and it drops in and everything is controllable from uh this array here. So live video will start soon. So now I'm gonna go back and set up the actual stream on my streaming host. So I'm going to take a copy of the server, U. R. L. And I'm going to go to O. B. S, which is what I'm using for this demo. And here I'm going to, you see I've got a stream running and this is just a recorded video with a timer

on it, so you can see things moving. I'm gonna go to settings in O. B. S. And again this this will be in your streaming host, paste in the server, U. R. L. I'll go back to CLIPr and get the stream key that's copied. Now come back here and paste in the stream key. Now you notice we have backup streams, I'm going to cover that in a different video that's in case you want to have redundancy. So now this is ready to go, I'm gonna start streaming, streaming is now going on and I'm gonna go back to where I embedded the CLIPr player And there's about a 15 2nd lag from when you start the stream to when the player lights up and begins streaming. So we'll hang out here for just a few seconds and it should be loading in a minute. Here it comes. And now the stream is ready to go. So this is embedded in your page, your visitors will come and they click in here, the volume on this. You can also set this to be auto play so that the minute your page loads, it can start up, there's a lot of configurations that can be added through U. R. L. Parameters here and uh those happen to answer questions for if anybody wants to set this up on their own. So you can see here the reactions are available. Uh This guys, I like this guy a lot. I think he said some interesting things. Uh this guy is very smart, he's a genius. Uh this guy's being provocative. So a lot of people think this guy is provocative and the more people react, you're going to get sort of an animated bloom here and all these reactions will then show up in post event video. Uh So as I say now this is all set up and running your setup was maybe five minutes and you're going to get uh post event all the reactions that CLIPrs captured along with the metrics from those reactions as well as the index video showing what was spoken, what was said during the event and allowing people to uh take those clips and share them out anywhere. Uh, share them with each other to explain or illustrate, or persuade or sell or teach or otherwise communicate with video, and CLIPr makes that much easier. That's it.

TITLE: CLIPr Smart Dashboard Project - walkthrough - YouTube
VIDEO TYPE: Presentation
LANGUAGE: en-US
VIDEO SPECIALTY: Standard

TOPIC: CLIPr Smart Dashboard Project - walkthrough - YouTube 00:00:00-00:06:24

spk_0: Hi everybody. This is a quick walkthrough of the smart dashboard that CLIPr is building from Microsoft teams. Uh You begin by connecting your accounts wherever you have videos stored here. I'm going to connect my zoom account. I'm gonna authorize uh zoom and CLIPr to talk to each other and bring in my video uh When I go next I'm looking at my zoom account and I can pick out the videos. Maybe these are past meetings that I want to ingest into CLIPr, and I'm gonna add those. Now here, my Active Directory admin has set me up. They've set up my department which is the partnerships group. Now this might be, you know, somewhere else marketing or engineering or R and D. Uh here these are the libraries, the team libraries that um we're storing all of our video in their lead calls, pitches and follow ups and so forth. Um I also have the option of uh teams that I could set up a library here. That team library that um requires permission to join. Maybe I want to limit the number of participants. Maybe it's first come first serve. Maybe it's proprietary information that only certain people should have access to, but I can set that up here, so someone else has set up a team library that I would like to join. I'm going to send a request out to them and uh there, they'll get back to me soon. Now also here are things that the A. D. Admin has set up. Um there company wide team libraries here for like our all hands and training calls. um as well, there are some public facing teams that the company wants to make available to the public. Uh and we have the notion of teams that everybody using CLIPr can use and these may be sort of general interest like machine learning, more videos, that kind of thing. So now that I've created teams, I'm going to set up an agent that is going to start listening to CLIPr as things are ingested and recommending specific topics out of those videos to me based on my interests. So here I'm gonna put in leadership, I'm gonna add later on A. T. And T. Some other things. And once I've configured the agent, then CLIPr will be listening for not just these keywords but the kinds of topics that relate to these keywords. And we have a proprietary algorithm working in the back end that identifies um by these relationships. Which moments are going to be most interesting to me because I've chosen these these keywords. So I'll go next and then I arrive at the smart dashboard. Now you can see here I have an incoming queue and it's bringing in stuff that by my interests here is already tagged A T. And T. This is a moment wherein someone may have mentioned it and talked about it for a while I've also got items coming in from people who have sent me moments to look at from other videos that they have uploaded as well, There are things that I've marked for myself. So, as I have these things coming in, I can act on them. I can share them with other people in my department or elsewhere within the organization. If you know, the company's decided this is a very public library, then I can share, may be able to share these videos out on social media. I can also mark these for myself as urgent to put them in my to do list, recommend them to somebody else, so on and so forth. As well here, I can control how much of the video I want to watch so I can see uh maybe I've only got 15 minutes. I'm just gonna see these videos here. Maybe I've got more time. I'll see everything. as well, I've got notifications here that there are

new videos in the libraries that I've asked CLIPr to listen to. So I can add those in. I've got two new in my google drive three and zoom two and one drive. So I'm gonna, I can go ahead and add those here and meanwhile, CLIPrs already uploading the stuff that I've asked to upload and that process continues here and then it lets me know when this video's already and they've been ingested and then I can see the topics um as well here. I've got the latest meetings overall. So these are overall videos. These are moments specifically pulled out by the agent that I created. Uh So these are just the meetings and the most recent added most recently added to the libraries that I've been following as well here, CLIPrs, CLIPrs pulled out slide decks that is identified in our meetings. And these are the slide decks that it's extracted. So I can go to look at this one, I can click through it, I can edit it here and uh you know, decide which of these. Actually the a I might have made a mistake at some point and it's gonna identify something. It's not a slide, I can go here and actually tell it no, that's not a slide. Uh And these are all slides and once I've identified them then that that slide deck has been vetted and anybody can download it. Let's see, I think that's Oh yeah, so I can also edit my keywords so I can go back in and add new keywords if I want to, let's say I wanna there's a leadership conference coming up or I wanna follow our conversations about leadership within the team, the team libraries that I've selected so I can select that. And it's going to reorder the key words here, that's now my first priority. I wanted to be listening for that. So it'll make the recommendations of moments with that as the topic first. Um That's it, that's the smart dashboard and by the way, this is gonna be under some redesign. We're probably going to be moving um some of these items over into a horizontal Q. Here and there's gonna be a new set of filters here on the right, that will be even easier to use. Uh So you can filter by who's speaking again, filter more directly by keywords by groups. Got a number of other filters that are gonna make this very much actionable dashboard. So CLIPrs thinking for you ahead of time, you've told it what to listen for, its thinking ahead and making recommendations of content that's gonna be very important to you based on your interests. And it's allowing you to save time by deciding how much time you have to spend on it. And as well you can make all these action items or create tasks within Microsoft teams. So you can assign these video clips to someone else and that's covered in a different video. That's it. Thanks for watching